April 17, 2019

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Bantek, Inc.

Post-Effective Amendment No. 1 to Form S-1

Filed April 3, 2019

File No. 333-230003

Dear Sir or Madam:

Please see our responses to your comment letter dated April 17, 2019.

Post-Effective Amendment to Form S-1 filed April 3, 2019

Our bylaws designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, page 35

Comment 1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware (or such other court in the State of Delaware should the Court of Chancery not have jurisdiction) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response 1. We have revised the section to include the suggested language.

Comment 2. We note your disclosure regarding the Court of Chancery of the State of Delaware as the exclusive forum for certain claims. Please reconcile such disclosure with your bylaws, which provide that such other court in the State of Delaware shall be the exclusive forum if the Court of Chancery does not have jurisdiction.

Response 2. We have revised the language to be consistent with our Bylaws by including reference to other court in the State of Delaware.

General

Comment 3. We note that you are attempting to register the offer and sale of additional shares of common stock by post-effective amendment, and we note your reference to Securities Act Rule 413(b). However, it does not appear that you are eligible to rely on Rule 413(b) to add additional securities by post-effective amendment. Please advise.

Response 3. The box referencing Rule 413(b) has been unchecked.

Sincerely,

Bantek, Inc.

/s/ Michael Bannon

Michael Bannon

Chief Executive Officer